Exhibit 99.1

WiLAN Reports Third Quarter 2011 Financial Results

Revenues more than double year-over-year, adjusted earnings over 80% of revenues

OTTAWA, Canada – November 9, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the three month period ended September 30, 2011.  All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2011 Highlights:

•	Record cash revenues of $27.8 million, an increase of 158% as compared to $10.8 million in the three month period ended September 30, 2010.
•	Adjusted earnings* of $22.8 million, or 18 cents per share, as compared to adjusted earnings of $903 thousand, or 1 cent per share, in the three month period ended September 30, 2010.
•	GAAP earnings of $7.3 million, or 6 cents per share, as compared to a GAAP loss of $6.0 million, or 6 cents per share, in the three month period ended September 30, 2010.
•	Signed licensing partnerships with four companies with patent portfolios related to on-line gaming, on-line gambling, networking technology and internet connectivity.
•	Initiated takeover bid for MOSAID Technologies Inc (“MOSAID”).
•	Generated $1.8 million in cash from operations; cash and cash equivalents and short-term investments of $197.0 million at quarter end.
•	Declared an eligible dividend of CDN $0.025 per common share.

“Our business delivered solid financial results in the third quarter of 2011,” said Jim Skippen, Chairman & CEO.  “We generated adjusted earnings of $22.8 million this quarter which is over 80 percent of revenues.”

Added Skippen, “During the quarter, WiLAN sought to acquire MOSAID for a fair price.  While the combination of the two companies presented an excellent strategic growth opportunity, as prudent stewards of WiLAN’s financial resources, we made the decision that it was not in the best interest of our shareholders to exceed the alternative offer that emerged.”

“We remain firmly committed to growing our business to generate sustained, long-term value for WiLAN’s shareholders.  We have everything we need to build a global IP licensing powerhouse, including a strong balance sheet, significant revenue backlog and an exceptional team,” concluded Skippen.

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The Board of Directors has declared an eligible dividend of CDN $0.025 per common share.  This dividend will be paid on January 6, 2012 to shareholders of record on December 15, 2011.

Revenue Review
In the third quarter ended September 30, 2011, revenues were a record $27.8 million representing an increase of 158% over the comparable period last year.  In the third quarter ended September 30, 2011, the top ten licensees accounted for 80% of royalty revenues as compared to more than 84% of royalty revenues for the three months ended September 30, 2010.  Revenues for the nine months ended September 30, 2011 were $81.6 million as compared to $38.3 million in the nine months ended September 30, 2010, representing an increase of 113%.

Operating Expense Review
In the third quarter of 2011, patent licensing expenses totaled $1.6 million as compared to $1.0 million in the three month period ended September 30, 2010.  The increase in expenses for the three months ended September 30, 2011 over the comparative period is primarily attributable to the costs associated with the brokerage revenue recorded in the period, and third-party royalty payments related to royalty arrangements.  Patent licensing expenses for the nine month period ended September 30, 2011 were $3.3 million as compared to $4.4 million in the nine month period ended September 30, 2010.  The decrease in expenses for the nine months ended September 30, 2011 as compared to the same period last year is primarily attributable to lower costs associated with the brokerage revenue.

Litigation expenses amounted to $1.2 million in the third quarter of 2011, as compared to $6.7 million in the three month period ended September 30, 2010.  Litigation expenses for the nine month period ended September 30, 2011 amounted to $14.9 million, representing a decrease of $2.3 million or 13% over the $17.2 million recorded in the prior year period.  The decrease in litigation expenses for the three and nine month periods ended September 30, 2011 is a result of the various settlements we entered into during the first quarter of fiscal 2011.

In the third quarter of 2011 ended September 30, 2011, depreciation and amortization expense totaled $5.7 million as compared to $5.2 million in the three month period ended September 30, 2010.  Depreciation and amortization expense in the nine months ended September 30, 2011 were $16.3 million as compared to $15.5 million in the nine month period ended September 30, 2010.  The increase over the comparison periods is a result of the acquisitions the Company completed during fiscal 2010 and the first half of 2011.

At September 30, 2011, the Company’s net cash, comprised of cash and cash equivalents and short-term investments totaled $197.0 million, representing an increase of $87.4 million from the net cash position at December 31, 2010.  During the third quarter of 2011, the Company generated $1.8 million from operations and paid $3.1 million in dividends to shareholders.  The Company’s cash equivalents and short-term investments include T-bills, term deposits, GICs and other marketable securities.

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Earnings Review
In the third quarter ended September 30, 2011, WiLAN generated adjusted earnings of $22.8 million or 18 cents per share as compared to $903 thousand, or 1 cent per share, in the three month period ended September 30, 2010.  The difference in adjusted earnings between the reporting periods is due to increased revenues, and lower litigation and total operating expenses.  The increased revenue and lower expenses came as a result of license agreements reached with major corporations in the first quarter of 2011 that caused the dismissal of four major litigations.

The Company generated net earnings of $7.3 million, or 6 cents per share, in the third quarter ended September 30, 2011, as compared to a net loss of $6.0 million, or 6 cents per share, in the three month fiscal period ended September 30, 2010.

Offer to Acquire MOSAID
On August 17, 2011, WiLAN announced its intention to make an all-cash offer ("Offer") to purchase all of the issued and outstanding common shares of MOSAID for CDN $38.00 per MOSAID common share ("MOSAID Share").  On October 19, 2011, WiLAN announced an increase to its Offer to $42.00 per MOSAID Share.  MOSAID announced, on October 27, 2011, that U.S. private equity firm, Sterling Partners, had offered $46.00 per MOSAID Share to acquire MOSAID.

On November 1, 2011, the Offer expired as the initial take up of 66 ⅔% of the outstanding MOSAID shares was not achieved.  WiLAN elected not to take up the MOSAID Shares that were tendered to the Offer.  As a result of the Offer expiring, the maturity date of the Debentures will be January 31, 2012.  The Company will be required to repay in cash the aggregate principal amount of the outstanding Debentures and accrued and unpaid interest.

Extendible Convertible Debenture
On September 8, 2011, the Company issued CDN $230 million in aggregate principal amount of its 6.0% extendible convertible debentures (“Debentures”) due January 31, 2012.  The Debentures bear interest at a rate of 6.0% per year, payable in cash upon repayment expected on January 31, 2012.  The Company issued these Debentures in connection with its Offer to acquire MOSAID which expired on November 1, 2011.  Had the Company acquired at least 66 ⅔% of the outstanding MOSAID Shares, the maturity date of these Debentures would have been extended to September 30, 2016.

The Debentures also carried a convertible feature allowing the holder to convert the Debentures into common shares of the Company at $9.20 per share.  This conversion feature was only available after the Company acquired 66 ⅔% of the outstanding MOSAID Shares.

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Expenses Related to Offer to Acquire MOSAID
As a result of the Offer to acquire MOSAID and the related financing, the Company expects to incur total charges of approximately $14 million, consisting of commissions on the Debentures, interest on the Debentures, legal, accounting and professional advisor costs, and certain other charges.  These charges will be partially incurred in the third quarter of 2011, the fourth quarter of 2011 and the first quarter of 2012.  After giving effect to the expected gain on the sale of the MOSAID Shares previously owned by the Company, the net costs of the Offer to acquire MOSAID is expected to be approximately $10 million.

Financial Guidance
WiLAN is revising its fiscal 2011 financial guidance based on revenues booked to date and current business indicators.  Revenues for the fiscal year ended December 31, 2011 are now expected to be in the range of $105 million to $110 million.  Adjusted earnings are now expected to be in the range of $70 million to $75 million.

The WiLAN licensing team is actively working on a number of potential licensing transactions that could close between now and December 31, 2011.  There can be no assurance that any such licensing transactions will close.  WiLAN remains committed to negotiating license agreements that are in the best long-term interests of the Company and its shareholders.  Accordingly, WiLAN will continue to focus on obtaining the best possible terms under its agreements, rather than on the timing of agreement closure.

The above statements are forward-looking and actual results may differ materially.  The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces.  Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s MD&A for the third quarter of fiscal 2011 dated November 8, 2011 (copies of which may be obtained at www.sedar.com or www.sec.gov).  Annual financial guidance for fiscal 2011 is provided to assist investors and other interested parties in understanding WiLAN’s performance.  The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports.  In addition, certain revenues may be of a one-time nature.  Thus, quarter-to-quarter fluctuations in revenue are normal and should be expected.  Management believes that the strength of its business should be measured by annual revenues.

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The above guidance for the twelve month period ended December 31, 2011 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates.  Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the course of the year, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast.  Accordingly, we exclude forecasts of such items from our guidance.  WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted.  Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

McKool Smith Success Fee
As previously discussed in our Management’s Discussion and Analysis, in certain of our patent infringement litigations we have been represented by the law firm of McKool Smith (“McKools”). Pursuant to our engagement with McKools, in consideration for a discount on fees, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a small percentage of the proceeds actually received from these litigations up to a maximum of $28 million. Pursuant to the license agreements and settlements relating to these litigations signed to date, we expect to collect proceeds from these litigations over the next six years.  Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee.  However, as at the September 30, 2011, the Company believes that there is significant uncertainty around the amount and timing of the success fee and accordingly, no amounts have been accrued with respect to the success fee as it is not yet estimable.  During the fourth quarter of this year, management will continue to evaluate the expected liability based on the amounts collected to date and to the extent that the uncertainty is removed the Company will measure and report the associated liability accordingly.

Conference Call Information – November 9, 2011 – 10 AM ET
WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET).  WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID=166383
•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 201.689.8567 (International)

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Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=166383 and accessible by telephone until 11:59 PM on December 9, 2011.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 382174

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements.  Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws, including statements relating to WiLAN, WiLAN’s formal offer to acquire all of the outstanding common shares of MOSAID (together with associated rights issued and outstanding under MOSAID’s shareholder rights plan) (the “Offer”), any anticipated benefits to WiLAN resulting from the proposed acquisition of MOSAID, commitment to growing the Company’s business, and current guidance for results, revenues, operating expenses and adjusted earnings for the Company’s full 2011 fiscal year.  The phrases “to generate”, “to build”, “will”, “will be”, “will generate”, “would be”, “may”, “may be”, “expected”, “expects”, “expect”, “believe”, “believes”, “significant”, “subject to”, “our current business indicators and expectations” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances.

Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation: (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A; and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF.

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Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov.  WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Shaun McEwan
Chief Financial Officer
O: 613.688.4898
C: 613.697.7159
E: smcewan@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

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Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenues
Royalties	$26,825	$10,790	$80,589	$34,575
Brokerage	996	-	996	3,679
	$27,821	$10,790	$81,585	$38,254

Operating expenses
Patent licensing	1,591	1,002	3,336	4,444
Litigation	1,231	6,719	14,873	17,157
Research and development	1,857	805	4,628	2,437
General and administration	2,670	1,785	7,659	5,151
Realized foreign exchange gain	(1,706)	(262)	(1,302)	(101)
Unrealized foreign exchange (gain) loss	12,692	(112)	9,830	(64)
Stock-based compensation	1,515	392	3,046	1,484
Depreciation and amortization	5,667	5,188	16,269	15,451
Restructuring charges	-	726	-	726
Total operating expenses	25,517	16,243	58,339	46,685
Investment income	2,246	162	3,028	445
Interest expense	808	-	808	-
Transaction costs	1,245	-	1,245	-
Accretion of debt discount	537	-	537	-
Unrealized gain on conversion feature	(8,530)	-	(8,530)	-
Financing costs	3,649	-	3,649	-
Earnings before income taxes	6,841	(5,291)	28,565	(7,986)

Provision for (recovery of) income tax expense
Current	908	727	2,632	2,494
Deferred	(1,384)	-	(11,482)	-
	(476)	727	(8,850)	2,494
Net earnings (loss)	7,317	(6,018)	37,415	(10,480)

Other comprehensive income:
Cumulative translation adjustment	-	(7,632)	9,830	(4,762)
Net earnings (loss) and comprehensive income (loss)	$7,317	$1,614	$27,585	$(5,718)

Earnings (loss) per share
Basic	$0.06	$(0.06)	$0.31	$(0.10)
Diluted	$0.06	$(0.06)	$0.30	$(0.10)

Weighted average number of common shares
Basic	123,443,900	103,334,579	120,994,489	102,754,251
Diluted	125,618,973	103,334,579	123,488,133	102,754,251

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Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of United States dollars)

	September 30, 2011	December 31, 2010
As at
Current assets
Cash and cash equivalents	$188,173	$82,636
Short-term investments	8,799	26,971
Accounts receivable	7,631	2,238
Prepaid expenses and deposits	502	213
Deferred financing costs	8,160	-
Deferred tax asset	25,101	-
	238,366	112,058

Internally restricted cash	220,565	-
Furniture and equipment, net	1,695	568
Patents and other intangibles, net	115,835	126,069
Goodwill	12,623	13,522
	$589,084	$252,217

Current liabilities
Accounts payable and accrued liabilities	$14,221	$11,804
Current portion of patent finance obligations	2,430	-
	16,651	11,804

Patent finance obligations	5,807	-
Deferred tax liability	9,371	-
Convertible debentures	155,878	-
Conversion feature of convertible debt	60,556	-
	248,263	11,804

Shareholders' equity
Common shares	437,409	355,709
Additional paid-in capital	14,263	13,786
Accumulated other comprehensive income	16,225	26,055
Deficit	(127,076)	(155,137)
	340,821	240,413
	$589,084	$252,217

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Consolidated Statements of Cash Flow
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Cash generated from (used in)
Operations
Net earnings	$7,317	$(6,018)	$37,415	$(10,480)
Non-cash items
Stock-based compensation	1,515	392	3,046	1,484
Depreciation and amortization	5,667	5,188	16,269	15,451
Unrealized foreign exchange gain on debenture	(17,285)	-	(17,285)	-
Deferred financing costs	3,649	-	3,649	-
Accretion of debt discount	537	-	537	-
Disposal of patents	703	-	703	-
Deferred income tax recovery	(1,384)	-	(11,482)	-
Foreign exchange loss on cash held in foreign currency	5,445	-	4,441	-
	6,164	(438)	37,293	6,455
Change in non-cash working capital balances
Accounts receivable	(3,656)	2,672	(5,394)	(1,957)
Prepaid expenses and deposits	210	5	(289)	(486)
Assets held for sale	-	-	-	2,055
Accounts payable and accrued liabilities	(905)	(1,434)	1,682	(3,568)
Cash generated from operations	1,813	804	33,292	2,499
Financing
Proceeds on sale of common shares, net	(87)	-	71,948	-
Dividends paid	(3,148)	(1,253)	(7,555)	(3,475)
Proceeds from issuance of convertible debentures, net	220,565	-	220,565	-
Common shares issued for cash on the exercise of options	732	394	5,702	1,822
Common shares issued for cash from Employee Share Purchase Plan	-	-	87	85
Cash (used in) generated from financing	218,062	(859)	290,747	(1,568)
Investing
Purchase of short-term investments	21,018	(51)	18,172	(4,614)
Internally restricted cash	(220,565)	-	(220,565)	-
Purchase of furniture and equipment	(660)	(52)	(1,614)	(349)
Purchase of patents	(689)	(1,452)	(10,054)	(4,949)
Cash generated from (used in) investing	(200,896)	(1,554)	(214,061)	(9,912)
Foreign exchange gain (loss) on cash held in foreign currency	(5,445)	1,653	(4,441)	1,435

Net cash and cash equivalents generated (used) in the period	13,534	44	105,537	(7,546)
Cash and cash equivalents, beginning of period	174,639	61,642	82,636	69,232
Cash and cash equivalents, end of period	$188,173	$61,686	$188,173	$61,686

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Wi-LAN Inc.
Reconciliation of Net Earnings to Non-GAAP Net Earnings
(Unaudited)
(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Net earnings (loss)	$7,317	$(6,018)	37,415	(10,480)
Income tax expense (recovery)	(476)	727	8,850	2,494
Net income (loss) before income tax	$6,841	$(5,291)	$28,565	$(7,986)

Adjusted for
Amortization of deferred financing costs	3,649	-	3,649	-
Unrealized gain on conversion feature	(8,530)	-	(8,530)	-
Accretion of debt discount	537	-	537	-
Investment income	(1,940)	-	(2,073)	-
Transaction costs	1,245	-	1,245	-
Interest expense	808	-	808	-
Restructuring and other one-time charges	285	726	285	726
Stock-based compensation	1,515	392	3,046	1,484
Depreciation and amortization	5,667	5,188	16,269	15,451
Unrealized foreign exchange loss (gain)	12,692	(112)	9,830	(64)
Adjusted earnings	$22,769	$903	$53,631	$9,611

Adjusted earnings per share
Basic	$0.18	$0.01	$0.44	$0.09
Diluted	$0.18	$0.01	$0.43	$0.09

Weighted average number of common shares
Basic	123,443,900	103,334,579	120,994,489	102,754,251
Diluted	125,618,973	103,334,579	123,488,133	102,754,251

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